Rule 12g3-2(b) File No. 82/5168

03 APR -3 AM 7:21



orange

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A



03022054

31 March 2003

SUPPL

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Very truly yours,

Anna Richardson

Anna Richardson
Secretariat Executive

Enclosures: - Press release dated 24 March 2003 "Board Changes"

dlw 6/2


orange

Board Changes

Paris and London: March 24, 2003: Orange SA, a leading European mobile group, today formally confirmed the changes to its board, the intention of which have already been announced.

Sol Trujillo has formally been confirmed as Chief Executive Officer.

Jean-François Pontal, former Chief Executive Officer today officially resigns from the Board with immediate effect prior to his retirement.

Graham Howe, Deputy Chief Executive Officer and Group Chief Operating Officer, has today formally resigned from the Board as he has already announced he would and will be leaving Orange after a transitional period.

In addition, it is Orange's intention to appoint a third independent non-executive director, and the Nominations Committee is now pursuing this.

Sol Trujillo said:

"All of us wish Jean-François and Graham all the very best - Jean-François in his retirement and Graham in the next stages of his career. Both have had a truly formative impact on Orange and hand over a group demonstrably well ahead of any forecasts made at the time of its flotation and in great shape to build its momentum and strategic position."

Enquiries:

Orange
London:

Niamh Byrne, Head of Media Relations	+ 44 (0) 20 7984 2000
Orange media centre	+ 44 (0) 20 7984 2000
David Smyth, Group head of investor relations	+ 44 (0) 20 7984 1691

Paris:

Nilou Du Castel, Head of the press office	+33 (0)1 44 44 93 93

Citigate Dewe Rogerson	**+44 (0) 20 7638 9571**
Anthony Carlisle (+44 (0) 7973 611 888)	

Notes to Editors:

1. Sol Trujillo

Sol was appointed a non-executive member of the Orange Board in 2001 and was confirmed as Orange's CEO on March 7th this year. Following his MBA from the University of Wyoming in 1974, Sol began his professional career at Mountain Bell Telephone. He was appointed President and CEO of USWest in 1995 and Chairman in 1999. He retired from this position in June 2000 when the merger between USWest and Qwest Communications was completed. He has been on the Chairman's Council at Alcatel SA since 2000. He serves on the Board of Directors of Pepsi Co; Target Stores and Gannet. Sol is now based in both London and Paris.

2. Jean-François Pontal

Jean-François was appointed Chief Executive Officer of Orange in August, 2000, and remained also a member of the Executive Committee of France Telecom. He was formerly the Executive Officer of France Telecom in charge of the Mass Market Products and Services Division. Jean-François Pontal joined France Telecom after 17 years with Carrefour where he was successively "Men and Markets" Operations Director, Chief Executive of Pryca, the Spanish subsidiary of Carrefour, and a member of the management committee in charge of Southern Europe. He began his career with the Bossard Institute as a specialist consultant in the field of human resource management.

3. Graham Howe

Graham is one of the founding directors of Orange plc, having joined the company in 1992. Graham was responsible for setting the strategic direction and growth of the business of Orange plc. Previously Deputy chief Executive and Chief Financial Officer of Orange plc, he retained the same responsibilities for the enlarged Orange Group. In 2001, Graham devolved responsibility for the finance function and became Group Chief Operating Officer as well as his responsibilities as Deputy Chief Executive. Prior to joining Orange, Graham worked in the telecommunications sector for over ten years, having held senior positions at Hutchison telecom, First Pacific Company and Touche Ross Management Consultants.